2850 Red Hill Avenue, Suite 100
            Santa Ana, CA 92705
www.aurasound.com
April 18, 2011

VIA EDGAR

Larry Spirgel
Assistant Director,
Jonathan Groff
Attorney Adviser
United States Securities and Exchange Commission
100F St. NE
Washington DC 20549

Re:           AuraSound, Inc.
Preliminary Information Statement on Schedule 14C
Filed December 9, 2010 as Revised March 11, 2011
File No. 000-51543

Dear Mr. Spirgel and Mr. Groff:

This letter responds to the Staff’s letter dated March 11, 2011.

General

1.           The factors leading to the restatement of our financials for the period ended September 30, 2010 do not call into question the veracity of ASI Holding Limited’s unaudited financials for the period ended June 30, 2010 because the errors we uncovered were either errors recorded in our financials after the acquisition.

The errors related to accounts payable and accrued expenses of ASI were due to the fact that the Schedule of Liabilities to the Share Purchase Agreement was not adequately descriptive and, as a result, we inadvertently paid debts that were not listed on the schedule and discovered that certain other liabilities that we were obligated to pay pursuant to the Schedule had already been satisfied or did not need to be paid altogether.  ASI Holding Limited’s unaudited financials for the period ended June 30, 2010 accurately accounted for these liabilities.

Change of Control, page 4

2.           Our obligations under the Asset Purchase Agreement were subject to customary closing conditions.  All closing conditions were met as of the closing date and after taking into consideration the errors in the Schedule of Liabilities.

We hope our responses to the Staff’s comments have resolved the Staff’s concerns. Please do not hesitate to contact the undersigned at (949) 829-4000 ext. 103 should you have additional questions.

Very truly yours,
AURASOUND, INC.

Aman Singha
Chief Administrative Officer

cc:           Via facsimile to (866) 313-3040
Ruba Qashu, Esq., Qashu & Schoenthaler LLP